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SEC FILE NUMBER
8- 42746

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLES INVESTMENTS, INC

OFFICIAL USE ONLY
26860
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7981 SEVERHILL COURT
(No. and Street)

DUBLIN, OHIO 43016-9235
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES A. MONEYSMITH 614-793-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHOUP, ROBERT G.
(Name – *if individual, state last, first, middle name*)

388 BEECHER ROAD GAHANNA, OHIO 43230
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES A. MONEYSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLES INVESTMENTS, INC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



VERRONDO Q. FOSTER
Notary Public - State of Ohio
Commission Expires Aug. 14, 2002

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT G. SHOUP, C.P.A.

388 BEECHER ROAD
GAHANNA, OHIO 43230
614-476-9286

The Board of Directors Alles Investments, Inc.

I have audited the accompanying balance sheet of Alles Investments, Inc. (an Ohio corporation), as of December 31, 2001, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Alles Investments' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alles Investments, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MARCH 27, 2002

ALLES INVESTMENTS, INC.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS:		
Cash	$	4,083.
Commissions Receivable		17,858.
Total Current Assets		21,941.
Organization Costs, Net of Amortization of $3,149		0
Total Assets		21,941.
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Commissions Payable	$	9,382.
Total Current Liabilities		9,382.
Shareholders' Equity:		
Common Stock, $5 Par Value Per Share, (750 Shares Authorized, 100 Shares Issued and Outstanding)	$	500.
Capital in Excess of Par Value		4,464.
Retained Earnings		7,595.
TOTAL SHAREHOLDERS' EQUITY		12,559.
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	21,941.

The accompanying notes are an integral part this statement.

ALLES INVESTMENTS, INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2001

Revenues:	
Commissions	$ 157,140.
Expenses:	
Commissions	74,450.
Rent	88,000.
Licenses and Registration	1,282.
Office	84.
Total Expenses	$ 163,816.
Net Loss	$(6,676.)

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

December 31, 2001

	Common Stock	Capital in Excess of Par Value	Retained Earnings
Balance December 31, 2000	$ 500	$ 4,464.	$ 14,271.
Net Loss for Year Ended December 31, 2001		0	(6,676.)
Balance December 31, 2001	$ 500	$ 4,464.	$ 7,595.

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

INCREASE (DECREASE) IN CASH AND EQUIVALENTS

Cash Flows - Operating Activities (Note 3):	
Net Income	(6,676.)
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:	
Amortization	0.
Net Cash Provided by Operating Activities	(6,676.)
Changes in Assets and Liabilities:	
Decrease Commissions Receivable	6,351.
Increase in Commissions Payable	851.
Total	526.
Cash Provided from Financing Activities:	
Additional Capital Contributed by Shareholder	0
Net Decrease in Change in Cash and Cash Equivalents	526.
Cash and Cash Equivalents at December 31, 2000	3,557.
Cash and Cash Equivalents at December 31, 2001	$ 4,083.

The accompanying notes are an integral part of this statement.

Schedule I

ALLES INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF

THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Common Stock	$	500.
Capital in Excess of Par Value		4,464.
Retained Earnings		7,595.
Total Ownership Equity		12,559.
Deduct:		
Non-Allowable Assets-Organization Costs, Net		0
Net Capital	$	12,559.

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS, INC.

COMPUTATION OF BASIC NET

CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

1.	Minimum Net Capital Required (6.67% of Aggregated Indebtedness- See Statement of Computation of Aggregate Indebtedness)	$ 626.
2.	Minimum Dollar Net Capital Requirement	$ 5,000.
3.	Net Capital Required (Greater of 1. or 2.)	$ 5,000.
4.	Excess Net Capital:	
	Net Capital	$ 12,559.
	Less: Required Net Capital	5,000.
	Excess Net Capital	$ 7,559.
5.	Excess Net Capital at 1000%:	
	Net Capital	$ 12,559.
	Less: 10% of Aggregate Indebtedness	938.
	Excess Net Capital	$ 11,621.

The accompanying notes are an integral part of this statement.

Schedule III

ALLES INVESTMENTS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

1.	Total Aggregate Indebtedness from Balance Sheet	9,382.
2.	Total Net Capital	12,559.
3.	Percentage of Aggregate Indebtedness to Net Capital	74.70%
4.	Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	2.76%

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS, INC.

RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2001

NET CAPITAL	$ 12,559.
Net Capital per Unaudited FOCUS Report	12,559.
Net Change (note)	$ 0

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of Significant Accounting Policies

Revenues are earned from commissions received by the Company from the sales of mutual funds and variable annuities.

Commissions are paid monthly when received. The Company's primary commission agent owns all of the outstanding shares of the Company.

2. Changes in Liabilities Subordinated to Claims of General Creditors

No liabilities were subordinated to claims of general creditors at December 31, 2001, therefore, no changes are reportable herein.

3. Statement of Cash Flows

For purposes of the Statement of Cash Flows the Company considers all highly liquid investments purchased with a maturity of six months or less when purchased to be cash equivalents.

4. Income Taxes

The Company has elected Subchapter S status for Federal Income Tax reporting. Under subchapter S the income or loss of the Company is taxed to the Company's sole shareholder. Therefore, no income tax provision or benefit and accrued or deferred income taxes has been included in the attached financial statements.

ROBERT G. SHOUP, C.P.A.

388 BEECHER ROAD
GAHANNA, OHIO 43230
614-476-9286

MARCH 27. 2002

The Board of Directors Alles Investments, Inc.:

I have examined the financial statements of Alles Investments, Inc. as of December 31, 2001, and have issued my report thereon dated March 27, 2002. As part of my examination, I have made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the consolidated financial statements.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alles Investments, Inc. that I considered relevant to the objectives state in rule 17-as (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e)

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the

system of internal accounting control of Alles Investments, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.



ROBERT G. SHOUP
Certified Public Accountant

ROBERT G. SHOUP, C.P.A.

388 BEECHER ROAD
GAHANNA, OHIO 43230
614-476-9286

The Board of Directors
Alles Investments, Inc.:

Based upon my understanding of exemption K(2) under Rule15c3-3, the Company is not required to file the computation for determination of reserve requirement (item H of the annual audited report, Form X-17(a)5, Part III).



ROBERT G. SHOUP
Certified Public Accountant